July 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Callon Petroleum Company

Registration Statement on Form S-4

Filed July 13, 2018

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4 (the “S-4”) of Callon Petroleum Company (the “Issuer”) and the Issuer’s subsidiaries acting as guarantors (collectively with the Issuer, the “Registrants”), with respect to an offer to exchange (the “Exchange Offer”) up to $400,000,000 aggregate principal amount of the Issuer’s 6.375% Senior Notes due 2026 and the related guarantees thereof by the subsidiary guarantors (the “Old Notes”), which were offered and sold in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of new 6.375% Senior Notes due 2026 with terms identical to the Old Notes but which have been registered under the Securities Act and will not contain restrictions on transfer, registration rights or provisions for payment of additional interest in case of non-registration (the “New Notes”) and the related guarantees thereof by the subsidiary guarantors (collectively with the New Notes, the “Exchange Securities”). In connection with the S-4, the Issuer hereby confirms and represents that:

(a)    The Registrants are registering the Exchange Securities in reliance on the positions and representations enunciated by the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in Exxon Capital Holdings Corp. (available May 13, 1988), Morgan Stanley & Co. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

(b)    The Registrants have not entered into any arrangement or understanding with any person who will receive the Exchange Securities in the Exchange Offer to distribute the Exchange Securities following completion of the Exchange Offer.

(c)    The Registrants are not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Securities.

(d)    The Issuer will make each person participating in the Exchange Offer aware (through the prospectus included in the S-4 (the “Prospectus”)) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Securities, such person (i) cannot rely on the Staff’s interpretive position expressed in Exxon Capital Holdings Corp. or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and be identified as an underwriter in the Prospectus.

(e)    The Issuer will include in the letter of transmittal or similar documentation an acknowledgement to be executed by each person participating in the Exchange Offer that such participant does not intend to engage in the distribution of the Exchange Securities. In addition, the Issuer will include in the letter of transmittal or similar documentation an acknowledgment for each person that is a broker-dealer exchanging Old Notes it acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements of the Securities Act in connection with any resale of Exchange Securities received pursuant to the Exchange Offer. The letter of transmittal or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please contact William B. Nelson of Haynes and Boone, LLP at 713-547-2084 with any questions or comments concerning this letter.

Sincerely,

/s/ Joseph C. Gatto, Jr.
Joseph C. Gatto, Jr.
President and Chief Executive Officer

cc:	William B. Nelson,

Haynes and Boone, LLP